
July 20, 2023

Kelvin Ang
Chief Executive Officer
FBS Global Limited
74 Tagore Lane
#02-00 Sindo Industrial Estate
Singapore 787498

> **Re: FBS Global Limited**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed June 27, 2023**
> **File No. 333-269469**

Dear Kelvin Ang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form F-1 filed June 27, 2023

General

1. Paragraph 1.(a) of Exhibit 1.1 appears to describe only an offering by the registrant, whereas your registration statement describes an offering by the registrant and a resale offering. Please reconcile.

2. Paragraph 2.4 of Exhibit 5.1 appears to include an inappropriate assumption by counsel. Please file a revised opinion.

3. Page Alt-1 refers to the resale of 2,084,337 shares, which is a different number than is included in the table on page Alt-2. Please reconcile. Also revise Exhibit 5.1 as appropriate.

You may contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David L. Ficksman, Esq.